Exhibit 99.1
YINGLI GREEN ENERGY ANNOUNCES FOUR NEW SALES CONTRACTS
BAODING, China, June 26, 2008 —Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced that it entered into four new sales contracts with two leading German PV players at the Intersolar 2008 Technology Trade Fair held in June, 2008 in Munich, Germany.
The contracts include:
•	Two contracts with Conergy AG (“Conergy”) under which the Company agrees to supply 7 MW of PV modules in 2008 and 50 MW of PV modules in 2009. The delivery price for the modules to be delivered in 2008 has been fixed and the delivery price for the modules to be delivered in 2009 will be determined around the fourth quarter of 2008.

•	Two contracts with GeckoLogic GmbH (“GeckoLogic”) under which the Company agrees to supply 4 MW of PV modules between September 2008 and December 2008 and 3 MW of PV modules between October 2008 and March 2009. The delivery price for the modules to be delivered in 2008 has been fixed and the delivery price for the modules to be delivered in 2009 will be determined around the third quarter of 2008.
“We have been developing our relationship with these two well-regarded companies for the past few years, and have won the trust from an increasing number of major industry players with our product quality and customer service,” commented Mr. Liansheng Miao, Chairman and CEO of Yingli Green Energy. “We look forward to further strengthening our relationship with them in the future. Demand in Germany remains strong and the region continues to be an area in which we plan to further strengthen our presence. With our European headquarters opened in 2007 in Munich, Germany, I believe we now have an even greater ability to closely monitor market demand and better service our customers in the region.”
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Additionally, Yingli Green Energy is one of the limited numbers of large-scale PV companies in the world to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by mid-2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States. For more information, please visit www.yinglisolar.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact:
Qing Miao
Director, Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86-312-3100-502
E-mail: ir@yinglisolar.com
Linda Bergkamp
Christensen
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com
Jung Chang
Christensen
Tel: +852-2232-3973
Email: jchang@ChristensenIR.com

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